
November 9, 2012

Mr. Michael Stanford
Chief Executive Officer
Jameson Stanford Resources Corporation
10785 West Twain Avenue, Suite 200
Las Vegas, Nevada 89135

> **Re:** **Jameson Stanford Resources Corporation**
> **Form 8-K**
> **Filed November 2, 2012**
> **File No. 000-54405**

Dear Mr. Stanford:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

Form 8-K filed November 2, 2012

Item 4.01 – Changes in Registrant's Certifying Accountant

1. We note that on October 29, 2012, you merged with Bolcan Group LLC. It appears that the acquisition will be treated as a reverse merger. In a merger accounted for as a reverse acquisition, a change in accountants usually occurs unless the same accountant has audited the historical financial statements of both the issuer and the operating company. The accountant who will no longer be associated with the combined entity is considered to be the predecessor accountant. We note that two accountants are involved in this transaction: Mantyla McReynolds, LLC, and Silberstein Ungar, PLLC. Please amend this Form 8-K to include Item 4.01 and to report the change in accountants that includes all disclosures required by Item 304 of Regulation S-K.

Please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions regarding this letter to Raj Rajan at (202) 551 -3388.

Sincerely,

/s/ Raj Rajan

Raj Rajan
Senior Staff Accountant